Exhibit 99.4
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (this “MD&A”) for Iris Energy Limited should be read together with our unaudited interim consolidated financial statements for the three-months ended September 30, 2024 and the related notes thereto included elsewhere in the Report on Form 6-K of which this MD&A forms a part (this “Form 6-K”), and our audited consolidated financial statements as of and for the fiscal year ended June 30, 2024 and the related notes included in our Annual Report on Form 20-F for the year ended June 30, 2024 (our “Annual Report”), which is available through the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Data Gathering and Analysis Retrieval (“EDGAR”) system at http://www.sec.gov. This MD&A is based on our financial information prepared in accordance with the IFRS, as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP.

All references to “U.S. dollars,” “dollars,” “$,” “USD” or “US$” are to the U.S. dollar. All references to “Australian dollars,” “AUD” or “A$” are to the Australian dollar, the official currency of Australia. All references to “Canadian dollars,” “CAD” or “C$” are to the Canadian dollar, the official currency of Canada. All references to “IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or the “IASB”.

Unless otherwise indicated or the context otherwise requires, all references in this MD&A to the terms “the Company,” “the Group,” “our,” “us,” and “we” refer to Iris Energy Limited and its subsidiaries.

The consolidated financial statements which accompany this MD&A and are included in this Form 6-K are presented in U.S. dollars, which is Iris Energy Limited’s presentation currency. We prepared our unaudited interim consolidated financial statements for the three-months ended September 30, 2024 and 2023 in accordance with IFRS, as issued by the IASB. Unless otherwise noted, our financial information presented herein is stated in U.S. dollars, our presentation currency.

Amounts in this MD&A have been rounded off to the nearest thousand dollars, or in certain cases, the nearest dollar.
Forward-Looking Statements
This MD&A contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that involve substantial risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business plan and strategies and trends we expect to affect our business. These statements often include words such as “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast,” and other similar expressions. These forward-looking statements are contained throughout this MD&A. We base these forward-looking statements or projections on our current expectations, plans and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances and at such time. As you read and consider this MD&A, you should understand that these statements are not guarantees of future performance or results. The forward-looking statements and projections are subject to and involve risks, uncertainties and assumptions and you should not place undue reliance on these forward-looking statements or projections. Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual financial results or results of operations, and could cause actual results to differ materially from those expressed in the forward-looking statements and projections. Factors that may materially affect such forward-looking statements and projections include, but are not limited to:
•Bitcoin price and foreign currency exchange rate fluctuations;
•our ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet our capital needs and facilitate our expansion plans;
•the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require us to comply with onerous covenants or restrictions, and our ability to service our debt obligations, any of which could restrict our business operations and adversely impact our financial condition, cash flows and results of operations;

•our ability to successfully execute on our growth strategies and operating plans, including our ability to continue to develop our existing data center sites and to diversify and expand into the market for high performance computing ("HPC") solutions we may offer (including the market for AI Cloud Services);
•our limited experience with respect to new markets we have entered or may seek to enter, including the market for HPC solutions (including AI Cloud Services);
•expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network;
•expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any current and future HPC solutions (including AI Cloud Services) we offer;
•our ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to our strategy to expand into markets for HPC solutions (including AI Cloud Services);
•our ability to manage counterparty risk (including credit risk) associated with any current or future customers, including customers of our HPC solutions (including AI Cloud Services) and other counterparties;
•the risk that any current or future customers, including customers of our HPC solutions (including AI Cloud Services) or other counterparties, may terminate, default on or underperform their contractual obligations;
•Bitcoin global hashrate fluctuations;
•our ability to secure renewable energy, renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all;
•delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects;
•our reliance on power and utilities providers, third party mining pools, exchanges, banks, insurance providers and our ability to maintain relationships with such parties;
•expectations regarding availability and pricing of electricity;
•our participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators;
•the availability, reliability and/or cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to us;
•any variance between the actual operating performance of our miner hardware achieved compared to the nameplate performance including hashrate;
•our ability to curtail our electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices;
•actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which we operate;
•the availability, suitability, reliability and cost of internet connections at our facilities;
•our ability to secure additional hardware, including hardware for Bitcoin mining and any current or future HPC solutions (including AI Cloud Services) we offer, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware;
•expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including any current or future HPC solutions (including AI Cloud Services) we offer);
•delays, increases in costs or reductions in the supply of equipment used in our operations;
•our ability to operate in an evolving regulatory environment;
•our ability to successfully operate and maintain our property and infrastructure;
•reliability and performance of our infrastructure compared to expectations;
•malicious attacks on our property, infrastructure or IT systems;
•our ability to maintain in good standing the operating and other permits and licenses required for our operations and business;
•our ability to obtain, maintain, protect and enforce our intellectual property rights and confidential information;
•any intellectual property infringement and product liability claims;
•whether the secular trends we expect to drive growth in our business materialize to the degree we expect them to, or at all;
•any pending or future acquisitions, dispositions, joint ventures or other strategic transactions;
•the occurrence of any environmental, health and safety incidents at our sites, and any material costs relating to environmental, health and safety requirements or liabilities;

•damage to our property and infrastructure and the risk that any insurance we maintain may not fully cover all potential exposures;
•ongoing proceedings relating to the default by two of the Company’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default; and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom;
•our failure to comply with any laws including the anti-corruption laws of the United States and various international jurisdictions;
•any failure of our compliance and risk management methods;
•any laws, regulations and ethical standards that may relate to our business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other services we offer, including laws and regulations related to data privacy, cybersecurity and the storage, use or processing of information and consumer laws;
•our ability to attract, motivate and retain senior management and qualified employees;
•increased risks to our global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things;
•climate change, severe weather conditions and natural and man-made disasters that may materially adversely affect our business, financial condition and results of operations;
•public health crises, including an outbreak of an infectious disease (such as COVID-19) and any governmental or industry measures taken in response;
•our ability to remain competitive in dynamic and rapidly evolving industries;
•damage to our brand and reputation;
•expectations relating to Environmental, Social or Governance issues or reporting;
•the costs of being a public company;
•the increased regulatory and compliance costs of us ceasing to be a foreign private issuer and an emerging growth company, as a result of which we will be required, among other things, to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC commencing with our next fiscal year, and we will also be required to prepare our financial statements in accordance with U.S. GAAP rather than IFRS and to modify certain of our policies to comply with corporate governance practices required of a U.S. domestic issuer; and
•other risk factors disclosed under “Item 3.D. Key Information—Risk Factors” in our Annual Report , as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of the Company’s website at https://investors.iren.com.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this MD&A. Any forward-looking statement that the Company makes in this MD&A speaks only as of the date of such statement. Except as required by law, the Company disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.
Overview
We are a leading owner and operator of next-generation data centers powered by 100% renewable energy (whether from clean or renewable energy sources or through the purchase of renewable energy certificates ("RECs")). Our data centers are purpose-built for power dense computing applications and today support a combination of ASICs for Bitcoin mining and GPUs for AI workloads.

Our Bitcoin mining operations generate revenue by earning Bitcoin through a combination of block rewards and transaction fees from the operation of our specialized computers called ASICs (which we refer to as “Bitcoin miners”) and exchanging these Bitcoin for fiat currencies, such as U.S. dollars or Canadian dollars.

We have been mining Bitcoin since 2019. We typically liquidate all the Bitcoin we mine daily and therefore did not have any Bitcoin held on our balance sheet as of September 30, 2024. To date we have utilized Kraken, a U.S.-based digital asset trading platform, to liquidate the Bitcoin we mine. The mining pools, that we utilize for the purposes of our Bitcoin mining, transfer the Bitcoin that we have mined to Kraken on a daily basis. Such Bitcoin is then exchanged for fiat currency on the Kraken exchange or via its over-the-counter trading desk. We have a backup U.S.-based digital asset trading platform, Coinbase, although we have not utilized Coinbase as of September 30, 2024.

We are also pursuing a strategy to expand and diversify our revenue streams into new markets. Pursuant to that strategy, we are increasing our focus on diversification into HPC solutions, including the provision of AI Cloud Services.

Our cash and cash equivalents were $98.6 million as of September 30, 2024. Our total revenue was $54.4 million and $34.4 million for the three months ended September 30, 2024 and 2023, respectively. We generated a loss after income tax expense of $51.7 million and $5.3 million for the three months ended September 30, 2024 and 2023, respectively. We generated EBITDA of $(18.6) million and $2.5 million for the three months ended September 30, 2024 and 2023, respectively. We generated Adjusted EBITDA of $2.6 million and $6.8 million for the three months ended September 30, 2024 and 2023, respectively. EBITDA and Adjusted EBITDA are financial measures not defined by IFRS. For a definition of EBITDA and Adjusted EBITDA, an explanation of our management’s use of these measures and a reconciliation of EBITDA and Adjusted EBITDA to loss after income tax expense, see “Key Indicators of Performance and Financial Conditions.”

Our Data Centers

We are a vertically integrated business, and currently own and operate our computing hardware consisting of Bitcoin mining ASICs and AI Cloud Services GPUs, as well as our electrical infrastructure and data centers. We target development of data centers in regions where there are low-cost, abundant, and attractive renewable energy sources. We have ownership of our proprietary data centers and electrical infrastructure, including freehold and long-term leasehold land. This provides us with additional security and operational control over our assets. We believe data center ownership also allows our business to benefit from more sustainable cash flows and operational flexibility in comparison with operators that rely upon third-party hosting services or short-term land leases which may be subject to termination rights, profit sharing arrangements and/or potential changes to contractual terms such as pricing. We assess opportunities to utilize our available data center capacity and our power capacity on an ongoing basis, including via potential third party hosting and alternative revenue sources. We also focus on grid-connected power access which we believe not only helps facilitate a more reliable, long-term supply of power, but also provides us with the ability to support the energy markets in which we operate (for example, through potential participation in demand response, ancillary services provision, and load management in deregulated markets such as Texas).

In January 2020, we acquired our first site in Canal Flats, located in British Columbia, Canada (“BC”), from PodTech Innovation Inc. and certain of its related parties. This site is our first operational site and has been operating since 2019, and, as of September 30, 2024, has approximately 30MW of data center capacity and hashrate capacity of approximately 1.6 EH/s.

In addition, we have constructed data centers at our other BC sites in Mackenzie and Prince George. Our Mackenzie site has been operating since April 2022 and, as of September 30, 2024, has approximately 80MW of data center capacity and hashrate capacity of approximately 5.2 EH/s. Our Prince George site has been operating since September 2022 and, as of September 30, 2024, has approximately 50MW of data center capacity and hashrate capacity of approximately 3.0 EH/s. Our deployment of 1,896 NVIDIA H100 and H200 GPUs is also located at our Prince George site.

Each of our sites in British Columbia are connected to the British Columbia Hydro and Power Authority (“BC Hydro”) electricity transmission network and have been 100% powered by renewable energy since commencement of operations (currently approximately 98% sourced from clean or renewable sources, including through hydroelectric sources, as reported by BC Hydro and approximately 2% accounted for by the purchase of RECs). BC Hydro retains the environmental attributes from the renewable energy they sell us. Our contracts with BC Hydro have an initial term of one year and, unless terminated at the end of the initial term shall extend until terminated in accordance with the terms of the agreement upon six months’ notice.

Our site in Childress (with a total potential power capacity of 750MW) is located in the renewables-heavy Panhandle region of Texas, U.S. It has been operating since April 2023 and, as of September 30, 2024, has 200MW of data center capacity and hashrate capacity of approximately 11.1 EH/s. As of September 30, 2024, we have purchased RECs in respect of 100% of our energy consumption to date at our site in Childress.

We are currently undertaking an expansion of our data center capacity at Childress, targeting 350MW in 2024 and have also commenced construction for Childress Phases 4 - 6 (additional 400MW).

As of September 30, 2024, we have approximately 360MW of data center capacity and hashrate capacity of approximately 21 EH/s across our sites in BC (160MW) and Texas (200MW).

Our Growth Strategies

Our current focus is on expanding our installed hashrate capacity to 31 EH/s by the end of 2024, with a pathway to 50 EH/s in 1H 2025. We believe these goals are supported through ongoing construction at Childress and expansion of our mining fleet (including exercise of miner purchase options under existing hardware purchase contracts).

Decisions with respect to the Childress expansion and exercising all, some or none of the miner purchase options will be made during 2024 and 2025, taking into consideration market conditions, shareholder value and funding availability.

We are also pursuing a strategy to expand and diversify our revenue streams into new markets. Pursuant to that strategy, we have acquired 1,896 NVIDIA H100 and H200 GPUs which are deployed at our Prince George data center and are being used to provide AI Cloud Services to a number of customers.

Furthermore, we have announced a new 1,400MW data center development site located in the renewables-heavy West region of Texas, USA. As of September 30, 2024 we have paid $11.7 million of connection deposits and are targeting a April 2026 substation energization date.

We are continuing to explore potential monetization opportunities for our broader power and land portfolio, including potential asset sales (including the 1,400MW West Texas development site), colocation deals, joint ventures, build-to-suit data centers, and acquiring additional GPUs to expand our HPC capabilities. There can be no assurance that we will be successful in completing any such transaction, including because there may not be buyers willing to enter into a transaction, we may not receive sufficient consideration for the relevant businesses or assets or the process of selling such businesses or assets may take too long. These transactions, if completed, may reduce the size of our business and we may not be able to replace the volume associated with the business.
Recent Developments
Functional currency
Effective July 1, 2024, the Parent Company has changed its functional currency from AUD to USD. This change reflects the increase in USD-denominated activities and US-based investments, including capital raising in USD, capital and operational expenditures and revenues. The change has been accounted for prospectively, and prior period comparative figures have not been restated, in accordance with IAS 21.
Hardware Purchases
In August 2023, we entered into a purchase agreement for 248 NVIDIA H100 GPUs for a total purchase price of approximately $10 million, which have been deployed at our Prince George site. As of September 30, 2024, we have paid the full $10 million related to this agreement. In February 2024, we entered into a further purchase agreement for 568 NVIDIA H100 GPUs for a total purchase price of approximately $22 million. As of September 30, 2024, we have paid the full purchase price owing under this agreement. In September 2024, we entered into a further purchase agreement for 1,080 NVIDIA H200 GPUs for a total purchase price of approximately $43 million. As of September 30, 2024, we have paid the full purchase price owing under this agreement.

On October 6, 2023, we entered into a miner purchase agreement with Bitmain Technologies Delaware Limited (“Bitmain”) (“October 2023 Agreement”) to acquire 7,002 latest-generation Bitmain S21 miners with a total hashrate of 1.4 EH/s for $14.0/TH and a total purchase price of for $19.6 million. As of September 30, 2024 we have paid $16.7 million relating to the October 2023 Agreement, and the remaining balance is due in December 2024, January and February 2025.

On November 26, 2023, we entered into a miner purchase agreement with Bitmain (the “November 2023 Agreement”) to acquire 7,000 new-generation Bitmain T21 miners with a total hashrate of 1.3 EH/s for $14.0/TH and a total purchase price of $18.6 million, with an option to increase to 15,380 new-generation Bitmain T21 miners with an additional hashrate of 1.6 EH/s (for an additional $22.3 million) that was exercised on December 7, 2023. As of September 30, 2024, we have paid the full $40.9 million relating to the November 2023 Agreement including $18.6 million on the purchase of miners and $22.3 million on the exercised option.

On January 10, 2024, we entered into a miner purchase agreement (the “January 2024 Agreement”) with Bitmain to acquire 5,000 new-generation Bitmain T21 miners with a total hashrate of 1.0 EH/s for $14.0/TH and a total purchase price of $13.3 million, and paid a non-refundable deposit of $12.8 million as an initial 10% down payment for the option to acquire up to a further 48,000 Bitmain T21 miners (with a total hashrate of 9.1 EH/s). On May 9, 2024 we amended the terms of our exercisable options under the January 2024 Agreement. The January 2024 Agreement (as amended) provides additional flexibility to exercise the options to procure either Bitmain T21 miners, with the total purchase price remaining unchanged, or upgrade to approximately 48,000 S21 Pro miners, at a total purchase price of $212.3 million (being $18.9/TH for 11.2 EH/s), or a combination of both T21 and S21 Pro miners. The January 2024 Agreement (as amended) required an additional non-refundable deposit of $8.5 million, with the options exercisable on or before March 1, 2025. On June 13, 2024, we exercised options for 17,950 S21 Pro miners with a total hashrate of 4.2 EH/s for $18.9/TH and a total purchase price of $79.4 million. As of September 30, 2024, we had paid $13.3 million in relation to the purchase of 5,000 T21 miners, $63.5 million in relation to the exercised 17,950 miners and $13.3 million in relation to those options that have not yet been exercised in respect of T21 and S21 Pro miners. The remaining balance of $15.9 million in relation to the exercised options to purchase 17,950 miners is due in January 2025.

On May 9, 2024, we entered into a miner purchase agreement (the “May 2024 Agreement”) with Bitmain to acquire 51,480 Bitmain S21 Pro miners with a total hashrate of 12.0 EH/s for $18.9/TH and a total purchase price of $227.7 million and paid a non-refundable deposit of $22.8 million as an initial 10% down payment for the option to acquire a further 51,480 Bitmain S21 Pro miners (with a total hashrate of 12.0 EH/s), with the options exercisable on or before May 9, 2025. If the entire option is exercised, the total purchase price will be $227.8 million. As of September 30, 2024, we have paid $204.9 million relating to the May 2024 Agreement including $182.1 million on the purchase of 51,480 Bitmain S21 Pro miners and $22.8 million on the exercisable options, and the remaining balance for the purchase of 51,480 Bitmain S21 Pro is due in April and May 2025.

On August 16, 2024, we entered into a miner purchase agreement with Bitmain (the “August 2024 Agreement”) to acquire 39,000 Bitmain S21 XP miners with a total hashrate of 10.5 EH/s for $21.5/TH and a total purchase price of $226.4 million. As of September 30, 2024, we have paid $181.1 million relating to the August 2024 Agreement, and the remaining balance is due in July and August 2025.

The Bitmain Agreements are not able to be terminated by either party, are non-refundable except due to Bitmain’s delay sending a shipping notification for the miners to us and default interest of 12% is charged on any unpaid amounts under each batch.
Factors Affecting Our Performance
Market Value of Bitcoin
We primarily derive our revenues from Bitcoin mining. We earn rewards from Bitcoin mining that are paid in Bitcoin. We currently liquidate rewards that we earn from mining Bitcoin in exchange for fiat currencies such as USD or CAD, typically on a daily basis. Because the rewards we earn from mining Bitcoin are paid in Bitcoin, our operating and financial results are tied to fluctuations in the value of Bitcoin. In addition, positive or negative changes in the global hashrate impact mining difficulty and therefore the rewards we earn from mining Bitcoins may as a result materially affect our revenue and margins.

In a declining Bitcoin price environment, the Bitcoin mining protocol may provide a natural downside protection for low-cost Bitcoin miners through an adjustment to the number of Bitcoin mined. For example, when the Bitcoin price falls, the ability for higher cost miners to pay their operating costs may be impacted, which in turn may lead over time to higher cost miners switching off their operations (for example, if their marginal cost of power makes it unprofitable to continue mining, they may exit the network). As a result, in such circumstances the global hashrate may fall, and remaining low-cost miners may benefit from an increased percentage share of the fixed Bitcoin network rewards.

Conversely, in a rising Bitcoin price environment, additional mining machines may be deployed by miners, leading to increased global hashrate in the overall network. In periods of rising Bitcoin prices we may increase our capital expenditures in mining machines and related infrastructure to take advantage of potentially faster return on investments, subject to availability of capital and market conditions. However, we also note that the global hashrate may also increase or decrease irrespective of changes in the Bitcoin price.

While the supply of Bitcoin is capped at 21 million, the price of Bitcoin fluctuates not just because of traditional notions of supply and demand but also because of the dynamic nature of the market for Bitcoin. Having been created in just a little over a decade as of the date of this Form 6-K, the market for Bitcoin is rapidly changing and subject to global regulatory, tax, political, environmental, cybersecurity, and market factors beyond our control. For a discussion of other factors that could lead to material adverse changes in the market value of Bitcoin, which could in turn result in substantial damage to or even the failure of our business, see “Item 3. Key Information—Risk Factors—Risks Related to our Business” in our Annual Report for further information.

Further, the rewards for each Bitcoin mined is subject to “halving” adjustments at predetermined intervals. At the outset, the reward for mining each block was set at 50 Bitcoins and this was cut in half to 25 Bitcoins on November 28, 2012 at block 210,000, cut in half to 12.5 Bitcoins on July 9, 2016 at block 420,000, cut in half to 6.25 Bitcoins on May 11, 2020 at block 630,000, and cut in half again to 3.125 Bitcoins on April 20, 2024 at block 840,000. The next two halving events for Bitcoin are expected to take place in 2028 at block 1,050,000 (when the reward will reduce to 1.5625 Bitcoins), and in

2032 at block 1,260,000 (when the reward will reduce to 0.78125 Bitcoins). As the rewards for each Bitcoin mined reduce, the Bitcoin we earn relative to our hashrate capacity decrease. As a result, these adjustments have had, and will continue to have, material effects on our operating and financial results.

Efficiency of Mining Machines

As global mining capacity increases, we will need to correspondingly increase our total hashrate capacity in order to maintain our proportionate share relative to the overall global hashrate —all else being equal—to maintain the same amount of Bitcoin mining revenue. To remain cost competitive compared to other mining sector participants, in addition to targeting cost effective sources of energy and operating efficient data center infrastructure, we may also need to maintain an energy efficient mining fleet.

Our Bitcoin mining operations currently utilize the Bitmain S19j Pro miners, S19 XP miners, T21 miners, S21 miners S21 Pro miners and S21 XP miners, with additional miner purchase and/or option agreements for Bitmain S21 Pro and T21 miners.

In certain periods, there may be disruption in global supply chain leading to shortage of advanced mining machines that meet our standard of quality and efficiency. To maintain our competitive edge over the long-term, we strive to maintain strong relationships with suppliers and vendors across the supply chain so that our fleet of miners is competitive. We may also need to upgrade our miners in the future in order to maintain our competitive positioning.

Ability to Secure Low-Cost Renewable Power

Bitcoin mining and HPC activities consume extensive energy, including for both the mining and cooling aspects of the operation. In particular, we believe the increasing difficulty of the network, driven by more miners and higher global hashrate, and the periodic halving adjustments of Bitcoin reward rates, as well as the global demand for HPC solutions for various programs, including AI Cloud Services, and the need for reliability and quick uptime speeds in such industry, will drive the increasing importance of power efficiency in Bitcoin mining and HPC activities over the long-term.

Governments and regulators are increasingly focused on the energy and environmental impact of Bitcoin mining and HPC activities. This led, and could lead, to new governmental measures regulating, restricting or prohibiting the use of electricity for Bitcoin mining and HPC activities, or Bitcoin mining or HPC activities generally. See “Item 3. Key Information—Risk Factors—Any electricity outage, limitation of electricity supply, including as a result of political pressure or regulation, or increase in electricity costs may result in material impacts to our operations and financial performance” and “Item 3. Key Information—Risk Factors— Risks Related to Regulations and Regulatory Frameworks” in our Annual Report for further information. Bitcoin mining and HPC activities are energy-intensive, which may restrict the geographic locations of miners and operations, in particular, to locations with renewable sources of power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to Bitcoin miners or HPC operators, including us, or Bitcoin mining or HPC activities generally. The price we pay for electricity depends on numerous factors including sources of generation, regulatory environment, electricity market structure, commodity prices, instantaneous supply/demand balances, counterparty and procurement method. These factors may be subject to change over time and result in increased power costs. In regulated markets, such as in BC, suppliers of renewable power rely on regulators to approve raises in rates, resulting in fluctuations subject to requests for rate increases and their approval thereof; in deregulated markets, such as in Texas, prices of renewable power will fluctuate with the wholesale market, which is often driven by price fluctuations in commodities such as natural gas.

Competitive Environment

We compete with a variety of Bitcoin miners globally, including individual hobbyists, mining pools and public and private companies, as well as HPC providers including large and well-funded companies. We believe that, even if the price of Bitcoin decreases, the Bitcoin mining market will continue to draw new miners and increase the scale and sophistication of competition in the Bitcoin mining industry, while the HPC industry continues to draw companies with significant resources to dedicate to growing their HPC business as well as expertise in the industry. Increasing competition generally results in increase to the global hashrate, which in turn would generally lead to a reduction in the percentage share of the fixed Bitcoin network rewards that Bitcoin miners, including the Company, would earn, and may result in larger and more established HPC providers increasing their resource allocation and attention to the industry, which could make our ability to compete, including to attract and maintain customers, more difficult.

Market Events Impacting the Digital Asset Industry

In the past, market events in the digital asset industry have negatively impacted market sentiment towards the broader digital asset industry. There have also been declines from time to time in the value of digital assets generally, including the value of Bitcoin, in connection with these events, which have impacted the Group from a financial and operational perspective. We expect that any such declines that may occur in the future would also impact the business and operations of the Group, and if such declines are significant, they could result in reduced revenue and operating cash flows and increased net operating losses, and could also negatively impact our ability to raise additional financing.

Market Events Impacting Digital Asset Trading Platforms

In the past, market events in the digital asset markets have involved and/or impacted certain digital asset trading platforms. As described under “Item 3.D. Key Information—Risk Factors” in our Annual Report, the mining pools, that we utilize for the purposes of our Bitcoin mining, currently transfer the Bitcoin we mine to Kraken, a digital asset trading platform, on a daily basis. Such Bitcoin is then exchanged for fiat currency on the Kraken exchange or via its over-the-counter trading desk on a daily basis. Because we currently exchange the Bitcoin we mine for fiat currency on a daily basis, we believe we have limited exposure to fluctuations in the value of Bitcoin with respect to the Bitcoin that we mine once we have mined such Bitcoin. In addition, we currently aim to withdraw fiat currency proceeds from Kraken on a daily basis utilizing Etana Custody, a third-party custodian, to facilitate the transfer of such proceeds to one or more of our banks or other financial institutions. As a result, we have only limited amounts of Bitcoin and fiat currency with Kraken and Etana Custody at any time, and accordingly we believe we have limited exposure to potential risks related to excessive redemptions or withdrawals of digital assets or fiat currencies from, or suspension of redemptions or withdrawals of digital assets or fiat currencies from, Kraken, Etana Custody or any other digital asset trading platform or custodian we may use in the future for purposes of liquidating the Bitcoin we mine on a daily basis. However, if Kraken, Etana Custody or any such other digital asset trading platform or custodian suffers excessive redemptions or withdrawals of digital assets or fiat currencies, or suspends redemptions or withdrawals of digital assets or fiat currencies, as applicable, any Bitcoin we have transferred to such platform that has not yet been exchanged for fiat currency, as well as any fiat currency that we have not yet withdrawn, as applicable, would be at risk.

In addition, if any such event were to occur with respect to Kraken, Etana Custody or any such other digital asset trading platform or custodian we utilize to liquidate the Bitcoin we mine, we may be required to, or may otherwise determine it is appropriate to, or if for any reason we decide to, switch to an alternative digital asset trading platform and/or custodian, as applicable. We do not currently use any other digital asset trading platforms or custodians to liquidate the Bitcoin we mine. While we expect to continue to utilize Kraken and Etana Custody, there are numerous alternative digital asset trading platforms that operate exchanges and/or over-the-counter trading desks with similar functionality to Kraken, and there are also several alternative funds transfer arrangements for facilitating the transfer of fiat currency proceeds from Kraken either with or without the use of a third-party custodian. We have onboarded Coinbase as an alternative digital asset trading platform to liquidate Bitcoin that we mine, although we have not utilized the Coinbase platform as of September 30, 2024. We may explore opportunities with alternative digital asset trading platforms, over-the-counter trading desks and custodians, and believe we have the ability to switch to Coinbase or alternative digital asset trading platforms and/or funds transfer arrangements to liquidate Bitcoin we mine and transfer the fiat currency proceeds without material expense or delay. As a result, we do not believe our business is substantially dependent on the Kraken digital asset trading platform or Etana Custody third-party custodian services.

However, digital asset trading platforms and third-party custodians, including Kraken and Etana Custody, are subject to a number of risks outside our control which could impact our business. In particular, during any intervening period in which we are switching digital asset trading platforms and/or third-party custodians, we could be exposed to credit risk with respect to any Bitcoin or fiat currency held by them. In addition, we could be exposed to fluctuations in the value of Bitcoin with respect to the Bitcoin that we mine during such period or that was previously mined but has not yet been exchanged for fiat currency.

Ability to Expand AI Cloud Services and Secure Customers

Our growth strategies include pursuing a strategy to expand and diversify our revenue streams into new markets. Pursuant to that strategy, we are increasing our focus on diversification into HPC solutions, including the provision of AI Cloud Services. We believe we may be able to leverage our existing infrastructure and expertise to continue to expand our AI Cloud Services offering and target a range of customers across various sectors. Our ability to secure and retain customers on commercially reasonable terms or at all, and specifically our ability to attract and retain customers under contracts that generate recurring revenue, will affect our expansion into AI Cloud Services. Our strategy may not be successful as a result of a number of factors described under “Item 3.D. Risk Factors—Risks Related to Our Business—Our increased focus on HPC solutions (including AI Cloud Services) may not be successful and may result in adverse consequences to our business, results of operations and financial condition” in our Annual Report. Our efforts to explore the diversification of our revenue streams may distract management, require significant additional capital, expose us to new competition and market dynamics, and increase our cost of doing business.

Key Indicators of Performance and Financial Condition
Key operating and financial metrics that we use, in addition to our IFRS consolidated financial statements, to assess the performance of our business are set forth below for the three months ended September 30, 2024 and 2023, include:

EBITDA

EBITDA is not presented in accordance with IFRS, and is defined as profit/(loss) after income tax expense, excluding finance expense, interest income, depreciation and income tax expense, which are important components of our IFRS profit/(loss) after income tax expense. As a capital-intensive business, EBITDA excludes the impact of the cost of depreciation of computer hardware equipment and other fixed assets, which allows us to measure the liquidity of our business on a current basis and we believe provides a useful tool for comparison to our competitors in a similar industry. We believe EBITDA is a useful metric for assessing operating performance before the impact of non-cash and other items. Our presentation of EBITDA should not be construed as an inference that our future results will be unaffected by these items.

We believe EBITDA and EBITDA Margin have limitations as analytical tools. These measures should not be considered as alternatives to profit/(loss) after income tax expense, as applicable, determined in accordance with IFRS. They are supplemental measures of our operating performance only, and as a result you should not consider these measures in isolation from, or as a substitute analysis for, our profit/(loss) after income tax as determined in accordance with IFRS, which we consider to be the most comparable IFRS financial measure. For example, we expect depreciation of our fixed assets will be a large recurring expense over the course of the useful life of our assets. EBITDA and EBITDA Margin do not have any standardized meaning prescribed by IFRS and therefore are not necessarily comparable to similarly titled measures used by other companies, limiting their usefulness as a comparative tool.

The following table shows a reconciliation of EBITDA to loss after income tax expense:

	Three months ended	Three months ended
	Sep 30, 2024	Sep 30, 2023
	($ thousands)	($ thousands)
Loss after income tax expense for the period	(51,707)	(5,301)
Add/(deduct) the following:
Finance expense	63	33
Interest income	(2,289)	(713)
Depreciation	34,009	7,620
Income tax expense	1,282	821
EBITDA	(18,642)	2,460

Total Revenue	54,390	34,397

Loss after income tax expense margin (1)	(95)%	(15)%

EBITDA margin (2)	(34)%	7%

(1)	Loss after income tax expense margin is calculated as Loss after income tax expense divided by Total Revenue.
(2)	EBITDA margin is calculated as EBITDA divided by Total Revenue.
Adjusted EBITDA

Adjusted EBITDA is not presented in accordance with IFRS, and is defined as EBITDA as further adjusted to exclude share-based payments expense, foreign exchange gains/losses, impairment of assets, certain other non-recurring income, gain/loss on disposal of property, plant and equipment, gain on disposal of subsidiaries, unrealized fair value gains/losses on financial assets, and certain other expense items. We believe Adjusted EBITDA is a useful metric because it allows us to monitor the profitability of our business on a current basis and removes expenses which do not impact our ongoing profitability and which can vary significantly in comparison to other companies. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these items.

We believe Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools. These measures should not be considered as alternatives to profit/(loss) after income tax expense, as applicable, determined in accordance with IFRS. They are supplemental measures of our operating performance only, and as a result you should not consider these measures in isolation from, or as a substitute analysis for, our profit/(loss) after income tax as determined in accordance with IFRS, which we consider to be the most comparable IFRS financial measure. For example, we expect depreciation of our fixed assets will be a large recurring expense over the course of the useful life of our assets, and that share-based compensation is an important part of compensating certain employees, officers and directors. Adjusted EBITDA and Adjusted EBITDA Margin do not have any standardized meaning prescribed by IFRS and therefore are not necessarily comparable to similarly titled measures used by other companies, limiting their usefulness as a comparative tool.

The following table shows a reconciliation of Adjusted EBITDA to loss after income tax expense:

	Three months ended	Three months ended
	Sep 30, 2024	Sep 30, 2023
	($ thousands)	($ thousands)
Loss after income tax expense for the period	(51,707)	(5,301)
Add/(deduct) the following:
Finance expense	63	33
Interest income	(2,289)	(713)
Depreciation	34,009	7,620
Income tax expense	1,282	821
EBITDA	(18,642)	2,460

Total Revenue	54,390	34,397

Loss after income tax expense margin (1)	(95)%	(15)%

EBITDA margin (2)	(34)%	7%
Add/(deduct) the following:
Non-cash share-based payment expense – $75 exercise price option	3,085	2,865
Non-cash share-based payment expense – other	5,099	2,975
Impairment of assets (3)	9,524	-
Foreign exchange (gain)/loss	(1,190)	(2,258)
Gain on disposal of property, plant and equipment	(838)	(10)
Other expense items (4)	5,607	730
Adjusted EBITDA	2,645	6,762
Adjusted EBITDA margin (5)	5%	20%

(1)	Loss after income tax expense margin is calculated as Loss after income expense divided by Total Revenue.
(2)	EBITDA margin is calculated as EBITDA divided by Total Revenue.
(3)
Impairment of assets for the three months ended September 30, 2024 and 2023 was $9.5 million and nil, respectively. See “—Components of our Results of Operations—Expenses—Impairment of assets” for further information.

(4)
Other expense items include a one-off liquidation payment incurred in August 2024 resulting from the transition to spot pricing at the Group's site at Childress, the reversal of the unrealized loss recorded on fixed price contracted amounts outstanding at June 30, 2024, professional fees incurred in relation to the securities class action and loss due to theft of mining hardware in transit.

(5)	Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Total Revenue.

Net electricity costs

Net electricity costs is not presented in accordance with IFRS, and is defined as the sum of electricity charges, realized gain/(loss) on financial asset excluding a one-off liquidation payment incurred in August 2024 resulting from the transition to spot pricing at the Group's site at Childress and the reversal of the unrealized loss recorded on fixed price contracted amounts outstanding at June 30, 2024. The liquidation payment and reversal of the unrealized loss are included in the Realized gain/(loss) on financial asset (as described in more detail in Note 8 of the unaudited interim consolidated financial statements included in this Form 6-K), while Emergency Response Service ("ERS") revenue is included in Other income and ERS fees are included in Other operating expenses (as described in more detail in Note 4 and 5 of the unaudited interim consolidated financial statements included in this Form 6-K). Net electricity costs exclude the cost of RECs. A key measure of the performance factor of our business is our ability to secure low-cost power, Net electricity costs allows us to measure the costs of electricity of our business on a current basis and we believe provides a useful tool for comparison to our competitors in a similar industry. We believe Net electricity costs is a useful metric for assessing operating performance including any gain/(loss) on the electricity purchased and subsequently resold, and earnings for our participation in demand response programs.

We believe Net electricity costs has limitations as an analytical tool. This measure should not be considered as alternative to electricity charges, as applicable, determined in accordance with IFRS. It is a supplemental measure of our operating performance only, and as a result you should not consider this measure in isolation from, or as a substitute analysis for, our electricity charges as determined in accordance with IFRS, which we consider to be the most comparable IFRS financial measure. Net electricity costs do not have any standardized meaning prescribed by IFRS and therefore are not necessarily comparable to similarly titled measures used by other companies, limiting their usefulness as a comparative tool.

The following table shows a reconciliation of Net electricity costs to the most comparable IFRS financial measure:

	Three months ended	Three months ended
	Sep 30, 2024	Sep 30, 2023
	($ thousands)	($ thousands)
Electricity charges	(29,822)	(19,365)
Add/(deduct) the following:
Realized gain/(loss) on financial asset	(4,215)	3,018
One off liquidation payment (included in Realized gain/(loss) on financial asset) (1)	7,210	-
Reversal of unrealized loss (included in Realized gain/(loss) on financial asset) (2)	(3,448)	-
ERS revenue (included in Other income)	1,626	-
ERS fees (included in Other operating expenses)	(98)	-
Net Electricity Costs	(28,747)	(16,347)
Bitcoin mined	813	1,223
Net electricity costs per Bitcoin mined	(35.4)	(13.4)

(1)	One-off liquidation payment includes the amount paid to exit positions previously entered into under a fixed price and fixed quantity contract, on transition to a spot price and actual usage contract.
(2)	Reversal of unrealized loss is calculated as the unrealized loss on financial asset as at June 30, 2024.

The Net electricity costs per Bitcoin mined increased from $13,366 for the three months ended September 30, 2023 to $35,359 for the three months ended September 30, 2024 primarily due to the halving event which occurred in April 2024 and an increase in the average global hashrate.
Components of our Results of Operations

Revenue

Bitcoin mining revenue

The Group operates data center infrastructure supporting the verification and validation of Bitcoin blockchain transactions in exchange for Bitcoin, referred to as “Bitcoin mining”. The Company has entered into arrangements with mining pools, whereby computing power is directed to the mining pools in exchange for non-cash consideration in the form of Bitcoin. The provision of computing power is the only performance obligation in the contract with the mining pool operators.

The Company has the right to decide the point in time and duration for which it will provide hash computation services to the mining pools. The contracts are terminable at any time by either party without substantive compensation to the other party for such termination. Upon termination, the mining pool operator (i.e., the customer) is required to pay the Company any amount due related to previously satisfied performance obligations. Therefore, the Company has determined that the duration of the contract is less than 24 hours and that the contract continuously renews throughout the day.

In the mining pools which the Company participated in during the periods, the Company is not directly exposed to the pool’s success in mining blocks. The Company is rewarded in Bitcoin for the hashrate it contributes to these mining pools. The reward for the hashrate contributed by the Company is based on the current network difficulty and global daily revenues from transaction fees, less mining pool fees.

The fair value of the non-cash consideration is determined using the quantity of Bitcoin received multiplied by the spot price of the Bitcoin price at the end of the day at the website of Kraken, the trading platform over which we exchange the Bitcoin we have mined (“Kraken”).

Management considers the prices quoted on Kraken to be a Level 1 input under IFRS 13 Fair Value Measurement. The Group did not hold any Bitcoin on hand as at September 30, 2024 (September 30, 2023: Nil).

AI Cloud Service revenue

The Group generates AI Cloud Service revenue through the provision of HPC solutions (including AI Cloud Services) to customers. Revenue is measured at the fair value of the consideration received or receivable for services, net of discounts and sales taxes.

Other income

Other income has been earned for our participation in demand response programs at the Group's site in Childress, Texas.

Expenses

Our expenses are characterized by the nature of the expense, with the main expense categories set out below.

Depreciation

We capitalize the cost of our buildings, plant and equipment and computer hardware. Depreciation expense is recorded on a straight-line basis to nil over the estimated useful life of the underlying assets. Our buildings are currently depreciated over 20 years, mining hardware is depreciated over 2-4 years, HPC hardware is depreciated over 5 years, and plant and equipment is depreciated over 3-10 years depending on the expected life of the underlying asset.

Electricity charges

Electricity charges primarily consist of the cost of electricity to power our data center sites. The price of electricity in BC is subject to a regulated tariff that may be adjusted by the supplier from time to time, resulting in increases or decreases in the cost of electricity we purchase. In Texas, the electricity market is deregulated and operates through a competitive wholesale market. Electricity prices in Texas are subject to many factors, such as, for example, fluctuations in commodity prices including the price of fossil fuels and other energy sources. Electricity at Childress, Texas is sourced from the Electricity Reliability Council of Texas (“ERCOT”), the organization that operates Texas’ electrical grid. We may participate in demand response programs, load curtailment in response to prices, or other programs, as part of our electricity procurement strategies in Texas, including the use of automated systems to reduce our power consumption in response to market signals.

Realized gain/(loss) on financial asset

Realized gain/(loss) on financial asset represents a gain/(loss) on the electricity purchased and subsequently resold under a power supply agreement at the Group’s Childress site and the costs associated with the close out of the financial asset on transition from a fixed price and fixed quantity contract to a spot price and actual usage contract. See note 8 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Employee benefits expense

Employee benefits expense represents salary and other employee costs, including superannuation and other similar payments and associated employee taxes.

Share-based payments expense

Share-based payments expense represents the amortization of share-based compensation arrangements that have been granted to directors, executive offers and management. These arrangements include, loan-funded share arrangements granted to management, options and restricted stock units issued to directors, executive officers and management.

Impairment of assets

Impairment of assets represents impairment expense recorded on mining hardware, mining hardware prepayments, goodwill, development assets, assets held for sale and other assets.

Site expenses

Site expenses represent property taxes, repairs and maintenance, equipment rental, security, utilities and other general expenses required to operate the sites.

Professional fees

Professional fees represent legal fees, audit fees, broker fees and fees paid to tax, regulatory and other advisers.

Other operating expenses

Other operating expenses represent insurance, marketing, charitable donations, a provision for non-refundable GST and PST on services exported to the Australian parent by certain Canadian subsidiaries, legal costs, loss on theft of mining hardware in transit and general business expenses required to operate the business.

Gain on disposal of property, plant and equipment

The net gain on disposal of property, plant and equipment includes net gains on disposal of mining hardware and other property, plant and equipment.

Renewable energy certificates

Renewable energy certificates represent the fees associated with the purchase of RECs required for Group's sites to be powered by 100% renewable energy.

Finance expense

Finance expense consists primarily of interest expense on lease liabilities, mining hardware financing arrangements and amortization of capitalized borrowing costs.

Interest income

Interest income includes interest generated on short-term cash deposits with regulated financial institutions.

Foreign exchange gain/(loss)

Foreign exchange gain/(loss) includes realized and unrealized foreign exchange movements on monetary assets and liabilities denominated in foreign currencies.

Income tax expense

We are liable to pay tax in a number of jurisdictions, including Australia, Canada and the United States. Tax liabilities arise to the extent that we do not have sufficient prior year tax losses to offset future taxable income in these jurisdictions.
Results of Operations
The following table summarizes our results of operations, disclosed in the consolidated statement of profit or loss and other comprehensive income/(loss) for the three months ended September 30, 2024 and 2023.

	Three months ended	Three months ended
	Sep 30, 2024	Sep 30, 2023
Revenue	($ thousands)	($ thousands)
Bitcoin mining revenue	49,575	34,397
AI cloud service revenue	3,189	-
Other income	1,626	-

Expenses
Depreciation	(34,009)	(7,620)
Electricity charges	(29,822)	(19,365)
Realized gain/(loss) on financial asset	(4,215)	3,018
Employee benefits expense	(7,721)	(4,177)
Share-based payments expense	(8,184)	(5,840)
Impairment of assets	(9,524)	-
Site expenses	(2,365)	(1,853)
Professional fees	(2,812)	(1,580)
Other operating expenses	(9,769)	(4,281)
Gain on disposal of property, plant and equipment	838	10
Renewable energy certificates (RECs)	(648)	(127)
Operating loss	(53,841)	(7,418)
Finance expense	(63)	(33)
Interest income	2,289	713
Foreign exchange gain/(loss)	1,190	2,258
Loss before income tax expense	(50,425)	(4,480)
Income tax expense	(1,282)	(821)
Loss after income tax expense for the period	(51,707)	(5,301)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation	1,850	(3,589)
Other comprehensive income/(loss) for the period, net of tax	1,850	(3,589)
Total comprehensive loss for the period	(49,857)	(8,890)

Comparison of the three months ended September 30, 2024 and September 30, 2023
Revenue
Bitcoin mining revenue

Our Bitcoin mining revenue for the three months ended September 30, 2024 and 2023, was $49.6 million and $34.4 million, respectively. This revenue was generated from the mining and sale of 813 and 1,223 Bitcoin during the three months ended September 30, 2024 and 2023, respectively. The $15.2 million increase in revenue comprises a $40.6 million increase attributable to the increase in the average Bitcoin price and $25.1 million decrease attributable to the halving event which occurred in April 2024 and the increase in the difficulty implied global hashrate during the three months ended September 30, 2024 as compared to the three months ended September 30, 2023, which was partially offset by the increase in average operating hashrate during the same period. Average operating hashrate increased to 12.1 EH/s for the three months ended September 30, 2024 from 5.5 EH/s for the three months ended September 30, 2023.

AI Cloud Service revenue

Our AI Cloud Service revenue for the three months ended September 30, 2024 and 2023, was $3.2 million and nil, respectively. AI Cloud Services revenue generated during the three months ended September 30, 2024 comprised revenue generated from the provision of AI Cloud Services to the Group's contracted customers.

Other income

Our other income for the three months ended September 30, 2024 and 2023, was $1.6 million and nil, respectively. Other income generated during the three months ended September 30, 2024 primarily comprised of $1.6 million revenue generated for our participation in an ERCOT demand response program at the Group’s site at Childress.

Expenses

Depreciation

Depreciation consists primarily of the depreciation of Bitcoin mining hardware, HPC hardware and data centers. Depreciation expense for the three months ended September 30, 2024 and 2023 was $34.0 million and $7.6 million, respectively. This increase was primarily due to the increase in commissioning of assets at Childress and accelerated depreciation for S19j Pro miners scheduled to be sold in the year ending June 30, 2025.

Electricity charges

Electricity charges for the three months ended September 30, 2024 and 2023 was $29.8 million and $19.4 million, respectively. This increase was primarily due to the increase in average operating hashrate to 12.1 EH/s for the three months ended September 30, 2024 from 5.5 EH/s for the three months ended September 30, 2023.

Realized gain/(loss) on financial asset

Realized gain/(loss) recorded on financial asset for the three months ended September 30, 2024 and September 30, 2023 was $(4.2) million and $3.0 million respectively. See note 8 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Employee benefits expenses

Employee benefits expenses consist primarily of wages and salaries to employees and contractors, and associated taxes. Employee benefits expenses for the three months ended September 30, 2024 and 2023 was $7.7 million and $4.2 million, respectively. The increase reflects a rise in the employee and contractor headcount, which was related to the expansion of business operations.

Share-based payments expense

Share-based payments expense for the three months ended September 30, 2024 and 2023 was $8.2 million and $5.8 million, respectively. The increase was primarily due to amortization expenses recorded in relation to incentives issued under our 2023 Long-Term Incentive Plan. See note 20 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Impairment of assets

Impairment of assets for the three months ended September 30, 2024 and 2023 was $9.5 million and nil, respectively. During the three months ended September 30, 2024 we recorded an impairment of $9.5 million on mining hardware, specifically S19jPro miners. See note 13 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Site expenses

Site expenses for the three months ended September 30, 2024 and 2023 was $2.4 million and $1.9 million, respectively. The increase is primarily due to the continued expansion of Childress in the three months ended September 30, 2024 as compared to the three months ended September 30, 2023.

Professional fees

Professional fees primarily consist of fees payable to lawyers, accountants and tax advisers. Professional fees for the three months ended September 30, 2024 and 2023 were $2.8 million and $1.6 million, respectively. In the three months ended September 30, 2024 $0.4 million related to the audit fees and $1.4 million related to legal fees of which $0.1 million relates to one-off costs in relation to the securities class action litigation.

Other operating expenses

Other operating expenses for the three months ended September 30, 2024 and 2023 was $9.8 million and $4.3 million, respectively. The increase primarily related to the expansion of the business operations and ongoing costs as a publicly listed company and includes $1.7 million relating to the loss on theft of mining hardware in transit, an increase of $1.3 million in insurance, and increases of $1.1 million and $0.7 million of a provision for non-refundable GST and PST, respectively.

Gain on disposal of property, plant and equipment

The net gain on disposal of property, plant and equipment for the three months ended September 30, 2024 and 2023 was $0.8 million and $0.0 million, respectively. See note 12 of the unaudited interim consolidated financial statements included in this Form 6-K for further information.

Renewable energy certificates

Renewable energy certificates for the three months ended September 30, 2024 and 2023, was $0.6 million and $0.1 million, respectively. This increase was primarily due to the expansion in operations at Childress during the three months ended September 30, 2024 as compared to the three months ended September 30, 2023.

Finance expense

Finance expense for the three months ended September 30, 2024 and 2023 was $0.1 million and $0.0 million, respectively. Finance expense for the three months ended September 30, 2024 and 2023 primarily relates to interest on the lease liability.

Interest income

Interest income for the three months ended September 30, 2024 and 2023 was $2.3 million and $0.7 million, respectively. The increase was primarily related to interest income earned on cash and cash equivalents.

Foreign exchange gains/(loss)

Foreign exchange gain for the three months ended September 30, 2024 and 2023 was $1.2 million and $2.3 million, respectively. The decrease was primarily relating to foreign exchange movements in the translation of assets and liabilities held in currencies other than the functional currency of the company holding the asset or liability. We use the U.S. dollar as our presentation currency; however, the companies in the Group use the Australian dollar, Canadian dollar, or the U.S. dollar as their functional currencies. Effective July 1, 2024, the Parent Company has changed its functional currency from Australian dollar to U.S. dollar.

Foreign currency transactions are translated into each entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Accordingly, foreign exchange gains and losses resulting from the settlement of such transactions and the translation at financial period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Income tax expense

Income tax expense for the three months ended September 30, 2024 and 2023 was $1.3 million and $0.8 million, respectively. The increase was primarily due to due to deferred tax expense in relation to accelerated tax depreciation utilised on mining hardware.

Loss after income tax expense for the period

The loss after income tax expense for the three months ended September 30, 2024 and 2023 was $51.7 million and $5.3 million, respectively. The increased loss was primarily attributable to the increase in depreciation and impairment of assets during the three months ended September 30, 2024.

Liquidity and Capital Resources
On September 23, 2022, we entered into an Ordinary shares purchase agreement (the “Purchase Agreement”) and a registration rights agreement (the “Registration Rights Agreement”) with B. Riley Principal Capital II, LLC (“B. Riley”). Pursuant to the Purchase Agreement, we have the right to sell to B. Riley up to $100.0 million of our Ordinary shares, subject to certain limitations and conditions set forth in the Purchase Agreement, from time to time during the term of the Purchase Agreement ending on September 23, 2024, unless earlier terminated. Sales of our Ordinary shares pursuant to the Purchase Agreement, and the timing of any sales, are solely at our option, and we are under no obligation to sell any securities to B. Riley under the Purchase Agreement. A resale registration statement relating to shares sold to B. Riley under the Purchase Agreement was subsequently declared effective by the SEC on January 26, 2023. As of September 30, 2024, we had sold 24,342,138 Ordinary shares under the Purchase Agreement for aggregate gross proceeds of approximately $93.0 million (net proceeds of $90.2 million). On February 15, 2024, we terminated the Purchase Agreement and the Registration Rights Agreement and on February 16, 2024, we filed a post-effective amendment to our registration statement on Form F-1 related to this offering, which deregistered all remaining shares on such registration statement, terminating the offering.

On September 13, 2023, we entered into an At Market Sales Agreement (“Sales Agreement”) with B. Riley Securities, Inc., Cantor Fitzgerald & Co. and Compass Point Research & Trading, LLC, to which Canaccord Genuity LLC, Citigroup Global Markets Inc. and Macquarie Capital (USA) Inc. were joined on March 21, 2024 (collectively, the "Sales Agents"). Pursuant to the Sales Agreement, we may offer and sell our Ordinary shares from time to time through or to the Sales Agents in an amount not to exceed the lesser of the amount registered on an effective registration statement and for which we have filed a prospectus, and the amount authorized from time to time to be issued and sold under the Sales Agreement by the Board or a duly authorized committee thereof. As a result, we may increase the amount of our Ordinary shares that may be sold from time to time pursuant to the Sales Agreement in accordance with the terms of the Sales Agreement.

As of September 30, 2024, we had sold a total of 117,202,735 shares under the Sales Agreement for aggregate gross proceeds of $846.9 million (or $821.5 million, net of commissions) pursuant to (i) our registration statement on Form F-3 (File No. 333-274500) filed with the SEC on September 13, 2023 and declared effective on September 22, 2023, as amended by the prospectus supplement filed on March 21, 2024 and subsequently terminated pursuant to the filing of a Post-Effective Amendment on August 29, 2024 and (ii) our registration statement on Form F-3 filed with the SEC on May 15, 2024 (File No. 333-279427) and declared effective on May 28, 2024, as amended by the prospectus supplement filed on May 29, 2024 (the “May 2024 Registration Statement”). As of September 30, 2024, we had a total of $153.1 million remaining available for sale under the May 2024 Registration Statement. We expect to file one or more additional registration statements relating to the Sales Agreement in the future, including in the near term, in order to allow us to continue to raise additional capital pursuant to the Sales Agreement.

The total number of Ordinary shares outstanding as of September 30, 2024 is 198,136,054.

We continue to monitor funding markets for opportunities to raise additional debt, equity or equity-linked capital to fund further capital or liquidity needs, and growth plans.

Going Concern Determination

The Group has determined there is material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern but has concluded it is appropriate to prepare the consolidated financial statements on a going concern basis which contemplates continuity of normal business activities, the realization of assets and settlement of liabilities in the ordinary course of business. The operating cash flows generated by the Group are inherently linked to several key uncertainties and risks including, but not limited to, volatility associated with the economics of Bitcoin mining and the ability of the Group to execute its business plan.

For the three months period ended September 30, 2024, the Group incurred a loss after tax of $51.7 million (September 30, 2023: $5.3 million) and net operating cash outflows of $3.8 million (September 30, 2023: inflows of $3.9 million). As at September 30, 2024, the Group had net current assets of $12.8 million (June 30, 2024: net current assets of $401.4 million) and net assets of $1,129.5 million (June 30, 2024: net assets of $1,097.4 million).

As further background, the Group owns mining hardware that is designed specifically to mine Bitcoin and its future success will depend in a large part upon the value of Bitcoin, and any sustained decline in its value could adversely affect the business and results of operations. Specifically, the revenues from Bitcoin mining operations are predominantly based upon two factors: (i) the number of Bitcoin rewards that are successfully mined and (ii) the value of Bitcoin. A decline in the market price of Bitcoin, increases in the difficulty of Bitcoin mining, changes in the regulatory environment, and/or adverse changes in other inherent risks may significantly negatively impact the Group’s operations. Due to the volatility of the Bitcoin price and the effects of the other aforementioned factors, there can be no guarantee that future mining operations will be profitable, or the Group will be able to raise capital to meet growth objectives.

The strategy to mitigate these risks and uncertainties is to try to execute a business plan aimed at operational efficiency, revenue growth, improving overall mining profit, managing operating expenses and working capital requirements, maintaining potential capital expenditure optionality, and securing additional financing, as needed, through one or more debt and/or equity capital raisings. We are also pursuing a strategy to expand and diversify our revenue streams into new markets. Pursuant to that strategy, we are increasing our focus on diversification into HPC solutions, including the provision of AI cloud services.

The continuing viability of the Group and its ability to continue as a going concern and meet its debts and commitments as they fall due are therefore significantly dependent upon several factors. These factors have been considered in preparing a cash flow forecast over the next 12 months to consider the going concern of the Group. The key assumptions include:

●	A base case scenario assuming recent Bitcoin economics including Bitcoin prices and global hashrate;
●	Three operational sites in British Columbia, Canada with installed nameplate capacity of 160MW; 80MW Mackenzie, 50MW Prince George and 30MW Canal Flats;
●	A fourth operational site at Childress, Texas with installed nameplate capacity of 200MW as at October 31, 2024 incrementally increasing to 350MW by December 31, 2024;
●	1,896 GPUs in operation from December 1, 2024, with projected revenue based on existing contracted prices and recent market pricing of AI cloud services provided to customers;
●	Securing additional financing as required to achieve the Group’s growths objectives.

The key assumptions have been stress tested using a range of Bitcoin price and global hashrate. The Group aims to maintain a degree of flexibility in both operating and capital expenditure cash flow management where it practicably makes sense, including ongoing internal cash flow monitoring and projection analysis performed to identify potential liquidity risks arising and to try to respond accordingly.

As a result, the Group has concluded there is material uncertainty related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. However, the Group considers that it will be successful in the above matters and will have adequate cash reserves to enable it to meet its obligations for at least one year from the date of approval of the consolidated financial statements, and, accordingly, has prepared the consolidated financial statements on a going concern basis.

Off-Balance Sheet Arrangements

As of September 30, 2024, we did not have any material off-balance sheet arrangements.
Historical Cash Flows
The following table sets forth a summary of our historical cash flows for the nine months ended September 30, 2024, and September 30, 2023.

	Three months ended	Three months ended
	Sep 30, 2024	Sep 30, 2023
	($ thousands)	($ thousands)

Net cash from/(used) in operating activities	(3,816)	3,875
Net cash used in investing activities	(387,137)	(17,817)
Net cash from financing activities	84,570	9,006
Net decrease in cash and cash equivalents	(306,383)	(4,936)
Cash and cash equivalents at the beginning of the period	404,601	68,894
Effects of exchange rate changes on cash and cash equivalents	371	214
Cash and cash equivalents at the end of the period	98,589	64,172

Operating activities

Our net cash outflow from operating activities was $3.8 million for the three months ended September 30, 2024, compared to a net cash inflow of $3.9 million for the three months ended September 30, 2023. This decrease in operating cash flows of $(7.7) million was attributed to an increase in receipts from Bitcoin mining, AI cloud services, other revenue and interest received offset by an increase in payments for electricity, suppliers and employees.

Receipts from Bitcoin mining, AI cloud services and other revenue for the three months ended September 30, 2024 increased by $15.4 million, $3.7 million, and $0.5 million respectively, as compared to the three months ended September 30, 2023. The increase in receipts from Bitcoin mining was primarily driven by the increase in average operating hashrate and the increase in average price realized for Bitcoin mined, the increase in receipts from AI cloud services was primarily due to the Group’s expansion into the provision of AI Cloud Services to third party customers, and the increase in receipts from other revenue was due to receipts from our participation in demand response programs at Childress. We did not generate any receipts from AI cloud services in the prior period. Interest received for the three months ended September 30, 2024 increased by $3.0 million primarily due to interest received on term deposits that matured during the period. For further analysis of the above, refer to “Comparison of the three months ended September 30, 2024 and September 30, 2023” included within this MD&A.

The increase in cash inflows from operating activities was more than offset by an increase in cash used in operating activities primarily driven by a $30.4 million increase in payments for electricity, suppliers and employees. This was primarily due to a $23.5 million increase in electricity payments, $4.4 million increase in insurance payments and a $2.4 million increase in payments to other suppliers in the three months ended September 30, 2024. The increase in electricity payments was due to an increase in average operating hashrate, a proportionate increase in the Group's capacity at Childress and a $7.2 million one off liquidation payment to exit positions previously entered into under a fixed price and fixed quantity contract, on transition to a spot price and actual usage contract at Childress during the three months ended September 30, 2024. The increase in insurance payments was primarily driven by construction insurance and the continued expansion of our data center capacity at Childress. The increase in payments to other suppliers was primarily driven by the expansion of the Group's operations.

Investing activities

Our net cash outflow from investing activities was $387.1 million for the three months ended September 30, 2024, compared to a net cash outflow of $17.8 million for the three months ended September 30, 2023. For the three months ended September 30, 2024, there was an increase in cash used in investing activities of $369.3 million which was attributable to payments for computer hardware prepayments, payments for property, plant and equipment net of hardware prepayments and payments consisting of prepayments and deposits.

Payments for computer hardware prepayments included payments of $268.2 million relating to mining hardware purchases and $9.4 million relating to NVIDIA H200 GPUs purchases. The $268.2 million mining hardware purchases were paid in respect of the Bitmain Hardware Purchases Agreements as outlined in “Hardware Purchases Agreements” included within this MD&A.

Our $97.1 million payment for property, plant and equipment net of hardware prepayments primarily related to the purchase of equipment in connection with the continuing expansion of our data center capacity at Childress.

Payments consisting of prepayments and deposits included an additional $3.0 million electricity security deposit paid in relation to the Childress site in connection with the expansion to 200MW as of September 30, 2024 and a further $1.2 million payment relating to connection deposits paid in connection with the 1,400MW data center development site located in the renewables-heavy West region of Texas, USA. As of September 30, 2024 we have paid $11.7 million of connection deposits in respect of this project and are targeting an April 2026 substation energization date.

Financing activities
Our net cash inflow from financing activities was $84.6 million for the three months ended September 30, 2024, compared to a net cash inflow of $9.0 million for the three months ended September 30, 2023. For the three months ended September 30, 2024, our cash inflows comprised primarily of $84.0 million in proceeds from the sale of 9,878,075 shares under the Sales Agreement pursuant to our at-the-market program. For the three months ended September 30, 2023 our cash inflows consisted primarily of $9.3 million in proceeds from the sale of 2,202,860 shares under the Purchase Agreement pursuant to our equity line of credit, which has since been terminated.
Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2024, and the years which these obligations are due:

	1 year or	Between 1	Between 2	Over 5	Total
	less	and 2 years	and 5 years	years

	($ thousands)
Non-interest bearing
Trade and other payables	120,757	-	-	-	120,757
Lease liability	577	482	1,182	2,867	5,108
Total	121,334	482	1182	2,867	125,865

As at September 30, 2024, the Group had commitments of $125.7 million (June 30, 2024: $194.6 million). These commitments include committed capital expenditure on infrastructure related to site development. The decrease in total commitments is primarily due to a decrease in mining hardware commitments due to payments made related to the hardware purchase agreements previously entered into.
Foreign Private Issuer Status
We qualify as a “foreign private issuer” under U.S. securities laws, as a result of which we are currently exempt from compliance with certain laws and regulations of the SEC, and we are also permitted to follow home country corporate governance practices instead of certain corporate governance practices required by the Nasdaq for U.S. domestic issuers. The determination of foreign private issuer status is made annually on the last business day of our most recently completed second fiscal quarter. Accordingly, our next determination date is December 31, 2024, and we expect that we will likely cease to meet the requirements necessary to maintain our foreign private issuer as of such date. As a result, we expect that we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC commencing with our next fiscal year, and we will also be required to prepare our financial statements in accordance with U.S. GAAP rather than IFRS and to modify certain of our policies to comply with corporate governance practices required of U.S. domestic issuer. Compliance with these requirements could result in significant additional cost and expense. See “Item 3.D. Key Information—Risk factors—We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense” in our Annual Report for additional information.

JOBS Act Election
We are an emerging growth company, as defined in the JOBS Act. We intend to rely on certain of the exemptions and reduced reporting requirements provided by the JOBS Act. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). We expect that we may no longer be an emerging growth company commencing in our next ﬁscal year. As a result, we expect that we will no longer be eligible to utilize these exemptions, which could result in signiﬁcant additional cost and expense.
Legal Proceedings
From time to time, we may become involved in legal proceedings arising in the ordinary course of business. There have been no material changes to the Company’s legal proceedings as disclosed in “Item 4.B. Information on the Company—Business Overview” in our Annual Report, except as described in Note 18 of the unaudited interim consolidated financial statements included in this Form 6-K, and except as set forth below.

As previously disclosed, on December 14, 2022, a putative securities class action complaint naming the Company and certain of its directors and officers was filed in the U.S. District Court for the District of New Jersey. The lead plaintiffs in the action filed an amended complaint on June 6, 2023, also naming as defendants the Company and certain of its directors and officers, as well as the underwriters of the Company’s IPO. The Company moved to dismiss the amended complaint, and on September 27, 2024, the court granted the Company’s motion, dismissing the case without prejudice and with leave to file a further amended complaint.

The lead plaintiffs then filed a second amended complaint on November 12, 2024. The second amended complaint, which has substantial similarities to the prior complaint, asserts claims under Section 10(b) and 20(a) of the Exchange Act and Sections 11, 12(a)(2), and 15 of the Securities Act, purportedly on behalf of a putative class of all persons and entities who purchased or otherwise acquired (a) Company ordinary shares pursuant and/or traceable to the Company’s IPO and/or (b) Company securities between November 17, 2021 and November 1, 2022, both dates inclusive. It contends that certain statements made by the Company and certain of its officers and directors, including in the Company’s IPO Registration Statement and Prospectus, were allegedly false or misleading and seeks unspecified damages on behalf of the putative class. The Company believes these claims are without merit and intends to defend itself vigorously.

In addition, on October 7, 2024, a separate putative securities class action (the “2024 Securities Action”) complaint naming the Company and certain of its directors and officers was filed in the U.S. District Court for the Eastern District of New York. The complaint in the 2024 Securities Action asserts claims under Section 10(b) and 20(a) of the Exchange Act on behalf of a putative class of all persons and entities who purchased or otherwise acquired Iris securities between June 20, 2023 and July 11, 2024, both dates inclusive. It contends that certain statements made by the Company and certain of its officers and directors were allegedly false or misleading and seeks unspecified damages on behalf of the putative class. The Company believes these claims are without merit and intends to defend itself vigorously.

As previously disclosed, the lender to two separate wholly-owned, non-recourse special purpose vehicles of the Company (“Non-Recourse SPV 2” and “Non-Recourse SPV 3”) has taken steps to enforce the indebtedness and its asserted rights in the collateral securing such limited recourse facilities (including the approximately 3.6 EH/s of miners securing such facilities and other assets of such Non-Recourse SPVs), and appointed PricewaterhouseCoopers as Receiver, to the Facilities of Non-Recourse SPV 2 and Non-Recourse SPV 3 on February 3, 2023. A history of these proceedings is available in our Annual Report. On October 18, 2024, the Federal Court of Australia issued orders that, amongst other things, the bankruptcy proceedings in British Columbia which relate to Non-Recourse SPV 2 and Non-Recourse SPV 3 are recognized as a foreign proceeding under the UNCITRAL Model Law on Cross-Border Insolvency.

See “Risk Factors—General Risk Factors—We are the subject of a putative securities class action, and could become subject to future litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities” in “Item 3.D. Key Information—Risk Factors” in our Annual Report for further information on risks related to the foregoing litigation, and “Item 4.B. Information on the Company—Business Overview” and Notes 17 and 28 to our audited financial statements for the year ended June 30, 2024 included in our Annual Report and Note 18 to our unaudited interim consolidated financial statements for the three-month period ended September 30, 2024 included elsewhere in this Form 6-K for further discussion.
Risk Factors
Except as set forth below, there have been no material changes to the Company’s risk factors as disclosed in “Item 3.D. Key Information—Risk Factors” in our Annual Report.

We do not currently pay any cash dividends on our Ordinary shares, and may not in the foreseeable future. Accordingly, your ability to achieve a return on your investment in our Ordinary shares will depend on appreciation, if any, in the price of our Ordinary shares.

We have never declared nor paid cash dividends on our Ordinary shares. While we announced that the expected operating cashflows from our Bitcoin mining business may support the potential for investor distributions during the 2025 calendar year, we cannot assure you that we will declare and make dividends during the 2025 calendar year or otherwise in the foreseeable future, nor can we provide any assurance as to the amount of any such dividend if declared.

In particular, any future dividend payments are within the absolute discretion of our board of directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, level of indebtedness, contractual restrictions with respect to payment of dividends, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant. There can be no assurance that our board of directors will declare any such dividends.

We will need to raise additional capital to fund our operations, increase our data center and hashrate capacity, meet hardware purchase commitments, replace hardware (such as miners and GPUs) as it ages, pursue growth strategies (such as developing HPC solutions (including AI Cloud Services) and potential acquisitions of complementary businesses), and respond to competitive pressures or unanticipated working capital requirements. See “Item 3.C. Key Information—Risk Factors—Risks Related to Our Business—We may be unable to raise additional capital needed to fulfill our capital or liquidity needs or grow our business and achieve expansion plans.” We may not be able to obtain additional debt, equity or equity-linked financing on favorable terms, if at all, which could adversely impact our financial condition and cash flows and, in turn, our cash needs and our ability to pay dividends on our Ordinary shares.

Further, our results of operations and cash flows are subject to significant volatility and uncertainty due to various factors described under “Item 3.C. Key Information—Risk Factors” in our Annual Report. In addition, the report of our independent registered public accounting firm on our financial statements for the fiscal year ended June 30, 2024 included an explanatory paragraph on Going Concern Uncertainty, expressing management’s assessment and conclusion that there is material uncertainty that may cast significant doubt on our ability to continue as a going concern. See “Item 3.C. Key Information—Risk Factors—Risks Related to Our Business—There is material uncertainty that may cast significant doubt on our ability to continue as a going concern” in our Annual Report. Due to the volatility of the Bitcoin price and the effects of the other factors described in such risk factor, there can be no guarantee that future operations will be profitable or we will be able to raise capital to meet growth objectives, which could in turn adversely impact our ability to pay dividends on our Ordinary shares.

Under Australian law (including section 254T of the Corporations Act 2001 (Cth)) the Company must satisfy certain tests relating to its net assets, financial position and solvency before it is eligible to pay a dividend to shareholders. In addition, any proposed dividend payable by an Australian company must be fair and reasonable to the company's shareholders as a whole and not materially prejudice the company's ability to pay its creditors on time. Our ability to pay dividends on our Ordinary shares would also subject to any restrictions and limitations that may be set forth in instruments governing any future indebtedness or equity we may issue or equity-linked instruments or other contracts that we may enter into.

Accordingly, there can be no assurance that we will pay any cash dividends on our Ordinary shares during the 2025 calendar year or otherwise in the foreseeable future. As a result, capital appreciation, if any, of our Ordinary shares may be your sole source of gain for the foreseeable future, and you should not purchase our Ordinary shares with the expectation of receiving cash dividends.